

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Jane Street Capital, LLC

December 31, 2022

With Report of Independent Registered Public Accounting Firm

Jane Street Capital, LLC

Consolidated Statement of Financial Condition

December 31, 2022

Contents



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Report of Independent Registered Public Accounting Firm


To the Member and Operating Committee of
Jane Street Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Jane Street Capital, LLC (the "Company") as of December 31, 2022 and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2012.
February 21, 2023

1

Jane Street Capital, LLC

Consolidated Statement of Financial Condition

December 31, 2022

(in thousands)

Assets

Cash and cash equivalents	$	48,203
Securities and other financial instruments owned, at fair value		30,796,904
Due from brokers, clearing organizations, and other		2,510,245
Due from affiliates		8,329
Fixed assets, net of accumulated depreciation and amortization		20,300
Other assets		5,422
Total assets	$	33,389,403

Liabilities and member's equity

Liabilities:

Securities and other financial instruments sold, not yet purchased, at fair value	$	22,715,677
Due to brokers, clearing organizations, and other		16,929
Securities sold under agreements to repurchase		4,215,000
Due to Parent		2,369,341
Due to affiliates		32,465
Accrued expenses and other liabilities		28,795
Total liabilities		29,378,207
Subordinated borrowing		375,000
Member's equity		3,636,196
Total liabilities and member's equity	$	33,389,403

See accompanying notes.

Jane Street Capital, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2022

1. Nature of Operations

Jane Street Capital, LLC ("JSC"), a Delaware limited liability company, is registered as a broker-dealer under the Securities Exchange Act of 1934. JSC is a wholly-owned subsidiary of Jane Street Group, LLC (the "Parent"). JSC is a member of various exchanges and the Financial Industry Regulatory Authority, Inc ("FINRA"), who serves as its Designated Examining Authority. JSC trades for its own account and is a market-maker on certain exchanges. Additionally, JSC is a member of the Depository Trust Company and acts as an authorized participant in order to create and/or redeem exchange traded funds. JSCC Limited ("JSCC"), JSC's wholly-owned subsidiary, is an unregulated firm incorporated in the Cayman Islands.

2. Summary of Significant Accounting Policies

Basis of Presentation

This consolidated financial statement includes the accounts of JSC and JSCC (collectively referred to herein as the "Company"). All intercompany transactions and balances have been eliminated in consolidation. The Company operates as a single segment under Accounting Standards Codification ("ASC") 280, *Segment Reporting*.

This consolidated financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of this consolidated financial statement requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of this consolidated financial statement. Actual amounts could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with a maturity of three months or less from the date of purchase. The Company at times may maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

Notes to Consolidated Statement of Financial Condition

December 31, 2022

Securities and Other Financial Instruments Owned and Securities and Other Financial Instruments Sold, Not Yet Purchased, at Fair Value

Equity securities traded on a national securities exchange, or over the counter ("OTC"), are generally valued at the last reported sales price for the identical instrument at the date of valuation. In certain cases, where the Company believes the last reported sales price is not the best indication of fair value, the Company adjusts its estimate of fair value to an alternate source.

Options are either valued at the mid of the bid and ask prices published by exchanges, or using a third-party pricing source at the date of valuation.

Debt securities are generally valued at the mid price provided by a third-party pricing source that utilizes quoted market prices, recent market transactions, and spread data for similar instruments at the date of valuation.

Securities and other financial instruments owned and Securities and other financial instruments sold, not yet purchased are net by CUSIP, by each clearing broker.

Futures contracts traded on a national securities exchange, or OTC, are included in Due from brokers, clearing organizations, and other and are generally valued at the last reported sales price at the date of valuation.

Contracts for differences ("CFDs") are included in Due from brokers, clearing organizations, and other and are generally valued based on the last reported sales price of the underlying financial instruments at the date of valuation.

In carrying out its valuation responsibilities, the Company has considered the availability and quality of external market information to provide justification and rationale for its fair value estimates.

Revenue Recognition

The Company records transactions in securities and the related revenues and expenses on a trade date basis. All resulting realized and unrealized gains and losses are reflected in Member's equity.

Interest income and expense are recorded on an accrual basis. Dividend income on equities owned and dividend expense on equities sold, not yet purchased are recorded on the ex-dividend date.

Jane Street Capital, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2022

Repurchase Agreements

Tri-party repurchase agreements are accounted for as collateralized financing transactions because they require securities sold by the Company to be repurchased at or before the maturity of the respective agreements, at a fixed price. Accordingly, securities sold under tri-party repurchase agreements are not derecognized. The related securities are held by a third-party custodian without control being surrendered, and therefore remain within Securities and other financial instruments owned, at fair value. The transaction value of the agreements are recognized as a liability at the contracted repurchase amounts within Securities sold under agreements to repurchase. Interest paid on repurchase agreements is accrued over the life of the applicable agreement using the effective interest method.

Securities Borrowing Agreements

The Company enters into securities borrowing agreements whereby the Company borrows securities, and in return provides securities as collateral. Securities borrowing agreements are also accounted for as collateralized financing transactions. Borrowed securities are generally used to cover short positions or settle other securities obligations, and therefore are recognized as a liability within Securities and other financial instruments sold, not yet purchased, at fair value, in accordance with ASC 860, *Transfers and Servicing*. Securities sent as collateral are not derecognized, and remain within Securities and other financial instruments, at fair value. Interest paid on these agreements is accrued over the life of the applicable agreement using the effective interest method.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the prevailing exchange rates on the reporting date. Both purchases and sales of securities and revenue and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

Fixed Assets

Furniture, equipment, and software are carried at cost net of accumulated depreciation and amortization. Depreciation and amortization are provided by the straight line method over the estimated useful lives of the related assets.

Fixed assets consist of the following:

(in thousands)	Depreciable Life in Years	As of December 31, 2022	
Furniture	7	$	367
Equipment	5		36,421
Software	3		459
Total fixed assets			37,247
Less accumulated depreciation and amortization			(16,947)
Fixed assets, net		$	20,300

Income Taxes

The Company is a single member limited liability company and a disregarded entity for U.S. tax purposes; therefore, no provision has been made in the accompanying consolidated financial statement for U.S. federal, state, or city income taxes. Income taxes imposed by foreign jurisdictions are included in Member's equity.

The Company is subject to the provisions of the ASC 740-10, *Accounting for Uncertainty in Income Taxes* ("ASC 740"). This standard establishes consistent thresholds as it relates to accounting for income taxes and defines the threshold for recognizing the benefits of tax-return positions in the financial statement as "more-likely-than-not" to be sustained by the taxing authority. ASC 740 requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. Management has analyzed the Company's inventory of tax positions taken with respect to all applicable income tax issues for open tax years, and has concluded that no reserve for uncertain tax positions is required as of December 31, 2022.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in Member's equity.

3. Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not any specific measurement, and sets out a fair value hierarchy with

Notes to Consolidated Statement of Financial Condition

December 31, 2022

the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level in that hierarchy.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Includes inputs that are quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Includes inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3: Includes significant unobservable inputs for the asset or liability and relies on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the company's own data.

The Company continually refines its process for estimating and measuring the fair value of securities and other financial instruments in order to achieve the most accurate estimate of fair value. Refinements are focused on enhancing the use of observable market information.

The following tables set forth the Company's securities and other financial instruments by level within the fair value hierarchy as of December 31, 2022:

| (in thousands) | Fair Value Hierarchy | | |
	Level 1	Level 2	Total
Securities and other financial instruments owned:			
Equities	$ 20,322,892	$ 1,263,261	$ 21,586,153
Options	20,778	134,921	155,699
Corporate bonds	—	6,972,497	6,972,497
Municipal bonds	—	78,796	78,796
U.S. government bonds	1,901,759	—	1,901,759
Foreign sovereign bonds	85,088	16,905	101,993
Mortgage backed securities	—	7	7
Total Securities and other financial instruments owned	$ 22,330,517	$ 8,466,387	$ 30,796,904
Derivative assets[1]:			
Futures contracts	$ 153,923	$ 3	$ 153,926
CFDs	—	2,939	2,939
Total derivative assets	$ 153,923	$ 2,942	$ 156,865

[1]See Note 4.

Jane Street Capital, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2022

(in thousands)	Fair Value Hierarchy		
	Level 1	Level 2	Total
Securities and other financial instruments sold, not yet purchased:			
Equities	$ 13,656,680	$ 266,015	$ 13,922,695
Options	27,107	47,882	74,989
Corporate bonds	—	6,571,629	6,571,629
Municipal bonds	—	11	11
U.S. government bonds	1,884,356	—	1,884,356
Foreign sovereign bonds	176,471	85,526	261,997
Total Securities and other financial instruments sold, not yet purchased	$ 15,744,614	$ 6,971,063	$ 22,715,677
Derivative liabilities[1]:			
Futures contracts	$ 11,888	$ 4	$ 11,892
CFDs	—	6,473	6,473
Total derivative liabilities	$ 11,888	$ 6,477	$ 18,365

[1] See Note 4.

As of December 31, 2022, there were no securities or other financial instruments classified as Level 3.

4. Derivative Financial Instruments

The Company's activities may include the purchase and sale of options, futures, CFDs, and other derivatives. These contracts involve elements of market risk in excess of the amounts recognized in the Consolidated Statement of Financial Condition, in part because of the additional complexity and potential for leverage. These financial instruments are used for trading purposes and for managing risks associated with the portfolio of securities.

All derivative positions are reported in the accompanying Consolidated Statement of Financial Condition at fair value and any change in value is reflected in Member's Equity.

Management believes that risks associated with derivatives are minimized through its hedging strategies. However, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the financial instruments, interest rates and the underlying assets. Derivatives may also create credit risk, as well as legal, operational, reputational, and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related.

The Company may purchase and sell options on securities, currencies, indices, commodities, and fixed income products on national exchanges. Options may be cash settled, settled by physical

delivery, or by entering into a closing transaction. In entering into a closing purchase transaction, the Company may be subject to the risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the option was written. In addition, the correlation between option prices and the prices of underlying financial instruments may be imperfect and the market for any particular option may be illiquid at a particular time.

The seller ("writer") of a call option which is covered (e.g., the writer has a long position in the underlying financial instrument) assumes the risk of a decline in the market price of the underlying financial instrument below the value of the underlying financial instrument less the premium received, and gives up the opportunity for gain on the underlying financial instrument above the exercise price of the option. The writer of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying financial instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying financial instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying financial instrument.

The writer of a put option which is covered (e.g., the writer has a short position in the underlying financial instrument) assumes the risk of an increase in the market price of the underlying financial instrument above the sales price (in establishing the short position) of the underlying financial instrument, plus the premium received, and gives up the opportunity for gain on the underlying financial instrument below the exercise price of the option. The writer of an uncovered put option assumes the risk of a decline in the market price of the underlying financial instrument below the exercise price of the option. As of December 31, 2022, the Company had a maximum payout amount of $0.94 billion related to its written put option contracts expiring between January 3, 2023 and November 15, 2024. The fair value of the related underlying assets as of December 31, 2022 is $1.02 billion. These amounts do not include the Company's hedges which are designed to substantially offset this risk. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying financial instrument, the loss on the put will be offset in whole or in part by any gain on the underlying financial instrument.

Additionally, the Company trades futures contracts. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although certain financial instruments, such as market index futures contracts, may be settled only in cash based on the value of the underlying composite index. Futures trading involves trading in contracts for future delivery of standardized, rather than specific, lots of particular assets.

Futures prices are highly volatile. Price movements for the futures contracts which the Company may trade are influenced by, among other things, changing supply and demand relationships, government,

trade, fiscal, and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly. The open positions must be marked to market daily, requiring additional margin deposits if the position reflects a loss that reduces the Company's equity below the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity.

A CFD is a derivative contract that bases its value on the price of an underlying instrument, without investing in the underlying physical instrument. As such, the Company has no rights or obligations relating to the underlying instrument. The CFD is a contract between two parties to exchange, at the close of the contract, the difference between the reset price and the closing price of the contract, multiplied by the number of shares specified within the contract. CFD agreements involve elements of credit and market risk. Risks include the possibility that no liquid market exists for a CFD obligation, a counterparty may default on its obligation or unfavorable price changes may occur in the underlying instrument.

The fair value and notional value of derivative financial instruments as of December 31, 2022 are as follows:

(in thousands)	Fair Value		Consolidated Statement of Financial Condition Line Item	Notional Value	
Derivative	Assets	Liabilities		Assets	Liabilities
Indices – Options	$ 34,038	$ 31,258	Securities and other financial instruments owned; Securities and other financial instruments sold, not yet purchased	$ 7,245,661	$ 1,292,577
Indices – Futures	149,613	8,347	Due from brokers[2]	443,465	7,541,038
Equities – Options	106,941	12,550	Securities and other financial instruments owned; Securities and other financial instruments sold, not yet purchased	485,904	512,534
Equities – CFDs	2,939	6,473	Due from brokers[2]	104,025	77,883
Equities – Rights and Warrants	8,233	373	Securities and other financial instruments owned; Securities and other financial instruments sold, not yet purchased	181,686	3,003
Commodities – Options	14,314	31,181	Securities and other financial instruments owned; Securities and other financial instruments sold, not yet purchased	377,608	549,871
Commodities – Futures	3,926	1,888	Due from brokers[2]	16,804	175,101
Fixed Income – Options	406	—	Securities and other financial instruments owned	112,297	—
Fixed Income – Futures	387	1,657	Due from brokers[2]	843,481	491,688

[2] See Note 5

Jane Street Capital, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2022

The gross amounts of assets and liabilities subject to netting and the gross amounts offset in the Consolidated Statement of Financial Condition, as required by ASC 210-20, *Balance Sheet*, are as follows:

(in thousands)	Gross amount of recognized assets/liabilities		Gross amount offset in the Consolidated Statement of Financial Condition		Net amount of assets/liabilities presented in the Consolidated Statement of Financial Condition	
Assets						
Equities:						
Rights and warrants	$	8,806	$	(573)	$	8,233
Other non-derivatives						21,577,920
Total Equities	$	8,806	$	(573)	$	21,586,153
Due from brokers[3]:						
Futures	$	173,916	$	(31,882)	$	142,034
CFDs		3,100		(6,634)		(3,534)
Other non-derivatives						2,371,745
Total Due from brokers	$	177,016	$	(38,516)	$	2,510,245
Liabilities						
Equities:						
Rights and warrants	$	946	$	(573)	$	373
Other non-derivatives						13,922,322
Total Equities	$	946	$	(573)	$	13,922,695
Due to brokers[3]:						
Futures	$	31,882	$	(31,882)	$	—
CFDs		6,634		(6,634)		—
Other non-derivatives						16,929
Total Due to brokers	$	38,516	$	(38,516)	$	16,929

[3] See Note 5.

5. Due To and From Brokers and Concentration of Credit Risk

The clearing and depository operations for the Company's securities transactions are provided by several brokers. The amounts presented in Due to and from brokers, clearing organizations, and other are primarily composed of amounts owed to or from these brokers.

Amounts owed to and from brokers include cash, net amounts payable and receivable for securities transactions that have not yet settled, unrealized appreciation or depreciation from certain derivative financial instruments, and foreign currency translation. Amounts owed to and from the same broker have been offset where the right of offset exists. As of December 31, 2022, the net amount owed to or from brokers primarily relates to three brokers.

Substantially all securities held at the brokers serve as collateral for the amounts due to the relevant broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, securities and other financial instruments owned and securities and other financial instruments sold, not yet purchased, are generally subject to margin requirements.

The Company maintains accounts with financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded to such accounts. The Company has not experienced any losses on these accounts.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market and other risks in excess of that presented in the Consolidated Statement of Financial Condition (see Note 4).

6. Collateralized Financing Arrangements

Repurchase Agreements

Tri-party repurchase agreements involve the sale of securities in exchange for cash under agreements to repurchase the same or substantially the same securities at a future date. The Company pledges its securities owned to collateralize tri-party repurchase agreements. The Company monitors the fair value of these securities, and adjusts the amount of collateral pledged due to changes in the fair value of the securities, as appropriate.

The table below presents the gross carrying value of tri-party repurchase agreements by class of collateral and remaining contractual maturity as of December 31, 2022:

(in thousands)	Overnight and continuous	Up to 30 days	31 to 90 days	Total
Equity securities	$ 1,875,000	$ 1,740,000	$ 600,000	$ 4,215,000

Due to the short term nature of these agreements, the Company has determined that their carrying value approximates fair value as of December 31, 2022, and they are categorized as Level 2 within the fair value hierarchy.

Securities Borrowing Agreements

Securities borrowing agreements involve the Company borrowing securities and providing securities as collateral. The Company is permitted to sell or repledge borrowed securities, which are generally

utilized to cover short positions or settle other securities obligations. The initial collateral provided has a fair value equal to or greater than the fair value of the securities borrowed. The amount of collateral provided by the Company may fluctuate as a result of movements in the fair value of the securities borrowed.

The following table presents the fair value of securities borrowed by class of collateral and remaining contractual maturity as of December 31, 2022:

(in thousands)	Overnight and continuous	Up to 30 days	31 to 90 days	Total
Equity securities	$ 309,644	$ —	$ 99,188	$ 408,832

7. Intercompany and Related Party Transactions

Expense Allocation and Other Payments

The Parent pays for and allocates payroll and certain operating expenses on behalf of the Company. The Parent also pays for fixed assets on behalf of the Company. The amount reflected as Due to Parent includes the unpaid portion of these expenses and fixed asset acquisitions.

Additionally, certain affiliates pay for various operating expenses on behalf of the Company, and the Company may pay for various expenses on behalf of certain affiliates. The amounts reflected as Due to affiliates and Due from affiliates include the unpaid portion of these expenses.

Trading Activity

The Company is charged commissions by an affiliate for that affiliate's role as executing broker. Additionally, this affiliate may make an incentive payment to the Company for acting as counterparty to such trades. The amount reflected as Due to affiliates includes any unsettled amounts related to this activity.

Separate from above, certain affiliates may back to back trades with the Company. These affiliates seek reimbursement from the Company for certain trading related fees associated with such back to back trades. Additionally, these affiliates may make an incentive payment to the Company for acting as counterparty to such trades. The amount reflected as Due to affiliates includes any unsettled amounts related to this activity.

In addition to the foregoing, the Company may execute intercompany securities transactions with affiliates, at fair value. The Company may also trade on the behalf of affiliates, or affiliates may trade on behalf of the Company, both in the capacity of agent.

Guarantees

The Company guarantees the obligations of an affiliate entity to certain trading counterparties. Payments that the Company could be required to make under the guarantees are difficult to estimate; however, significant payments under these arrangements are unlikely. As a result, there are no payments required and no contingent liabilities recorded in the Consolidated Statement of Financial Condition related to these arrangements as of December 31, 2022.

Other

A Revolving Note and Cash Subordination Agreement (the "Revolving Note") between the Parent and the Company defines specific terms and conditions under which, from time to time, the Parent may lend the Company various dollar amounts. As of December 31, 2022 the outstanding balance on the Revolving Note is $1.70 billion, and this amount is included within Due to Parent.

Effective January 31, 2022, the Company entered into a Convertible Loan Agreement (the "Convertible Loan") with the Parent, with a scheduled maturity date of January 31, 2027. Under the Convertible Loan, the Parent may lend the Company various dollar amounts on a revolving basis. The Parent charges interest on the outstanding balance at a commercial rate determined quarterly. These obligations, including the aggregate principal balance and any accrued and unpaid interest, shall automatically convert to member's equity upon certain triggering events. As of December 31, 2022, the principal balance on the Convertible Loan is $300.00 million. As the Company has not met the conversion criteria, this amount is included within Due to Parent in accordance with ASC 470-20, *Debt with Conversion and Other Options*. Based on the recent transaction dates, the Company determined that the carrying value of the Convertible Loan approximates fair value as of December 31, 2022 with a categorization of Level 2 within the fair value hierarchy.

Upon direction from its Operating Committee, units of the Parent are issued to certain members, including those that provide services to the Company. These units are a means of distributing the consolidated residual profit and loss of the Parent. All of these units are issued at the Parent level. The Parent has made a policy election to account for equity units and IP units awarded to certain members who provide services to the Company as distributions from equity.

8. Subordinated Borrowing

Effective December 23, 2022, the Company and the Parent entered into a Subordinated Loan Agreement (the "Subordinated Loan") in accordance with Appendix D to Rule 15c3-1 under the Securities Exchange Act of 1934 ("Appendix D"). The total amount borrowed under the Subordinated Loan is $375.00 million, with interest payable at a rate of 6.00% per annum at the scheduled maturity date of December 23, 2023.

Prior to entering into the Subordinated Loan, the Company satisfied all obligations under its former loan agreement with the Parent, which was also entered into in accordance with Appendix D. The total amount borrowed of $275.00 million, plus accrued interest, was satisfied in full on the scheduled maturity date of December 23, 2022.

Due to the short-term nature of the Subordinated Loan, and the market-based interest rate, its carrying value approximates fair value.

The Subordinated Loan has been approved by FINRA for inclusion in computing the Company's net capital pursuant to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1 of the SEC (the "net capital rule").

9. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital rule. The Company has elected to compute its net capital under the alternative method permitted by the rule, which as a market maker, requires that the minimum net capital be equal to the greater of $1 million or 2% of aggregate debit items. As of December 31, 2022, the Company had net capital of $1.84 billion, which exceeded the requirement of $1 million.

The Company applies judgment in interpreting certain provisions of the net capital rule. Those interpretations, which are reviewed periodically by FINRA and the SEC, can have a significant impact on the Company's computed net capital. Management believes its interpretations are appropriate.

The Company's equity withdrawals are subject to certain provisions of the net capital rule of the SEC and other regulatory bodies.

10. Other Risks Related to Trading Activities

Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments.

The Company is a registered market-maker. A market-maker may be called upon to make markets and provide liquidity at times of market stress. Because of these obligations, the Company's risk, at a time of large, volatile moves may be greater than that suggested by the positions in the Company's consolidated financial statement.

Currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally the value of these instruments will change inversely with changes in interest rates. As interest rates rise, the fair value of these instruments tends to decrease. Conversely, as interest rates fall, the fair value of these instruments tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Credit risk represents the potential loss that would occur if counterparties fail to perform payment obligations. The Company is subject to credit risk to the extent a counterparty is unable to fulfill contractual obligations.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including the inability to sell financial instruments quickly or at close to fair value. Certain of the Company's master agreements governing OTC derivatives (the "ISDA Agreement") contain provisions that specify minimum levels for the Company's equity, capital or net assets, among other covenants. Depending on the ISDA Agreement, the failure of the Company to maintain these levels may give the counterparties a right to either terminate and demand payment of the net amount owing

on, or increase the collateral requirements of, the derivative contracts with respect to the net liability position, if any.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a short squeeze can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Borrowings from securities brokers and dealers are typically secured by the Company's securities and other assets. Under certain circumstances, such a broker-dealer may demand an increase in the collateral that secures the Company's obligations and if the Company is unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the Company's obligations to the broker-dealer. Liquidation in that manner could have adverse consequences. In addition, the amount of the Company's borrowings and the interest rates on those borrowings, which will fluctuate, could have a significant effect on the Company's profitability.

While the use of certain forms of leverage including margin borrowing, reverse repurchase agreements, structured products or derivative instruments can substantially improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Company may be subject.

Currencies, securities and commodity interests, and the issuers of securities and commodity interests are affected by, among other things: changing supply and demand, interest rates, merger activities, governmental laws, regulations and enforcement activities, trade, fiscal and monetary programs and policies, and national and international political and economic developments. The effect of such factors on exchange rates, interest rates, the prices of securities and commodity interests in general, or a particular currency, security or commodity interest, is difficult to predict. In addition, there is unpredictability as to changes in general economic conditions, which may affect the profitability of the Company's strategy.

The Company trades exchange traded products ("ETPs"). ETPs may have underlying investment strategy risks similar to investing in commodities, bonds, real estate, international markets, currencies or cryptocurrencies, emerging growth companies, or specific sectors.

Jane Street Capital, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2022

The Company trades in securities of non-U.S. issuers and in other financial instruments denominated in various currencies. In addition, in order to hedge foreign currency exchange rate risks, which may arise from the purchase of such securities or other reasons incidental to the Company's business, the Company may trade foreign currencies and foreign currency-related products. These types of products entail risks in addition to those involved in securities of domestic issuers. Trading non-U.S. securities may represent a greater degree of risk than trading U.S. securities. Non-U.S. securities also may be less liquid and more volatile than U.S. securities and may involve higher transaction and custodial costs. In addition, hedging foreign currency exchange rate risk entails additional risk since there may be an imperfect correlation between the Company's portfolio holdings of securities denominated in a particular currency and the Company's portfolio holdings of currencies and foreign currency related products purchased by the Company to hedge any exchange rate risk.

The Company may effect transactions in the OTC or interdealer markets. The participants in such markets are typically not subject to the same stringent level of credit evaluation as are members of exchange based markets. This exposes the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem, thus causing the Company to suffer a loss. In addition, in the case of a default, the Company could become subject to adverse market movements while replacement transactions are executed. Such counterparty risk is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Company has concentrated its transactions with a single or small group of counterparties. The Company is not restricted from dealing with any particular counterparty or from concentrating any or all of its transactions with one counterparty. Although the Company does not have a formal internal credit function, it is the Company's policy to review, as necessary, the credit standing of counterparties. However, the ability of the Company to transact business with any one, or a number of, counterparties may increase the potential for losses by the Company.

The Company may trade high yield bonds and preferred securities which are rated in the lower rating categories by the various credit rating agencies (or in comparable non-rated securities). Securities in the lower rating categories are subject to greater risk of loss of principal and interest than higher-rated securities and are generally considered to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. They are also generally considered to be subject to greater risk than securities with higher ratings in the case of deterioration of general economic conditions. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of such securities may tend to fluctuate more than those for higher-rated securities. The market for lower-rated securities is thinner and less active than that for higher-rated securities, which can adversely affect the prices at which these securities can be sold. In addition, adverse publicity and investor perceptions about lower-rated securities, whether or not

based on fundamental analysis, may be a contributing factor in a decrease in the value and liquidity of such lower-rated securities.

11. Subsequent Events

During 2023, the Revolving Note decreased to an outstanding balance of $828.13 million.

The Company has evaluated all other events through the date that this consolidated financial statement was available to be issued.